Data Storage Corporation
401 Franklin Avenue
Garden City, NY 11530

January 6, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Data Storage Corporation
Request to Withdraw Registration Statement on Form 8-A12B
Filed December 16, 2011

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Data Storage Corporation (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form 8-A12B filed on December 16, 2011 (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it does not have securities registrable under Section 12(b) of the Securities Exchange Act of 1934.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the Registration Statement or this letter.

Very truly yours,

Data Storage Corporation

/s/  Charles M. Piluso
Charles M. Piluso
President and Chief Executive Officer